UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 1, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

UBS
Media Relations
Tel. +41-44-234 85 00
1 July 2011
Media Release
Axel Weber to be nominated for election to UBS Board of Directors in 2012 and to be appointed Chairman in 2013
At the Annual General Meeting on 3 May 2012, the Board of Directors will nominate Axel Weber for election to the Board. If elected, the Board will appoint him non-independent Vice-Chairman. In 2013 he will be nominated to succeed Kaspar Villiger as Chairman of the Board.
Zurich/Basel, 1 July 2011 — The Board of Directors of UBS AG will nominate Axel Weber for election to the Board at the Annual General Meeting on 3 May 2012. If elected the Board plans to appoint him as non-independent Vice-Chairman. After his first year in office, he is expected to succeed Kaspar Villiger as Chairman of the Board in 2013.
Axel Weber, born in 1957, was the President of the Deutsche Bundesbank from 30 April 2004 to 30 April 2011. Prior to that, he was a professor of economic theory and international economics, teaching at various universities in Germany. In addition, Weber was the director of the Center for Financial Studies in Frankfurt am Main and holds honorary doctorate degrees from the University of Duisburg-Essen and the University of Konstanz.
Chairman of the Board of Directors Kaspar Villiger said, “With Axel Weber’s nomination, I am pleased that I can present a Board member and future Chairman who is an internationally renowned personality with an outstanding reputation. He has extremely broad expertise in international finance and banking as well as strong leadership experience. His appointment will guarantee a smooth leadership transition and stability. I am convinced that his background and skills will be invaluable to UBS.”
Commenting on his nomination, Weber stated, “UBS is a dynamic global financial services provider with traditional European roots. Being able to help shape the bank’s future is an attractive prospect, and I look forward to working together with the Board, the management team and CEO Oswald Grübel. Going forward, stability and a long-term strategic outlook are key. The successful path that has already been forged, the strong global client base and the balanced business model provide a good basis.”
UBS AG
Media Contact
Switzerland +41-44-234 85 00
www.ubs.com

Curriculum Vitae
Axel A. Weber
Former President of the Deutsche Bundesbank
Born in 1957 in Kusel, Germany
Graduate of the University of Siegen, with a PhD in Economics
Axel A. Weber was nominated for election to the UBS Board of Directors and proposed as its non-independent Vice-Chairman on 1 July 2011. He was president of the Deutsche Bundesbank, Germany’s central bank, between 2004 and 2011. As president of the Bundesbank, he served concurrently in the following positions: member of the Governing Council of the European Central Bank; member of the Board of Directors of the Bank for International Settlements; German governor of the International Monetary Fund; member of the Steering Committees of the European Systemic Risk Board and Financial Stability Board; and member of the G7 and G20 Ministers and Governors, respectively. Prior to joining the Bundesbank, he had a distinguished academic career in Germany, where he was a professor of economics at the universities of Bonn, Frankfurt am Main and Cologne. He is currently a visiting professor at the University of Chicago Booth School of Business.

2004 – 2011	President of Deutsche Bundesbank
Member of the governing bodies of the European Central Bank,
Bank for International Settlements, International Monetary Fund,
European Systemic Risk Board, Financial Stability Board, G7 and G20
2002 – 2004	Member of the German Council of Economic Experts
2001 – 2004	Professor for International Economics, Director of the Centre for Financial Research, University of Cologne
1998 – 2001	Professor for Monetary Economics, Director of the Center for Financial Studies, University of Frankfurt am Main
1994 – 1998	Professor for Economic Theory, University of Bonn
Cautionary statement regarding forward-looking statements
This release contains statements that constitute “forward-looking statements” as to UBS’s expectations concerning future developments. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in the markets in which UBS operates or to which it is exposed; the effect of possible political, legal and regulatory developments; and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: July 1, 2011